UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated: June 8, 2016

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____                                              Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: June 8, 2016	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release	Date: June 8, 2016
16-25-TR

Teck Named to Best 50 Corporate Citizens in Canada

Vancouver, B.C. – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) ("Teck”) has been recognized as one of the top companies in Canada for corporate citizenship by media and investment research company Corporate Knights, marking the fourth consecutive year Teck has been named to the Best 50 Corporate Citizens in Canada ranking.

“Our employees live and work in communities across Canada and they are committed to giving back and working to help make those communities stronger,” said Don Lindsay, President and CEO, Teck. “As a company, we are focused on responsible, sustainable resource development that makes a lasting contribution in the areas where we operate, while also providing the metals and minerals needed to improve people’s quality of life.”

The Best 50 Corporate Citizens in Canada ranking transparently measures a diverse range of Canadian enterprises on 12 sustainability metrics, including carbon productivity, gender leadership diversity, health and safety performance and pension fund quality. For more information about the Best 50 Corporate Citizens in Canada and the full rankings, visit http://www.corporateknights.com/reports/2016-best-50/.

Teck’s approach to responsible resource development is guided by a sustainability strategy which sets out a vision and short- and long-term goals in six areas of focus: Community, Our People, Water, Energy and Climate Change, Air, and Biodiversity. In 2015, Teck marked five years since the development of its strategy and the completion target date for its first set of short-term goals. Teck reports annually on its environmental and social performance through the company’s Sustainability Report available at http://www.teck.com/responsibility/.
About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. The pursuit of sustainability guides Teck’s approach to business. Teck is building partnerships and capacity to confront sustainability challenges within the regions in which it operates and at the global level. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Greg Waller
Vice President, Investor Relations and Strategic Analysis
604.699.4014
greg.waller@teck.com
Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com